EXHIBIT 99.2

PROXY

Annual Meeting of Shareholders of
CRYPTOLOGIC LIMITED
to be held on May 17, 2010

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CRYPTOLOGIC LIMITED

The undersigned shareholder of CryptoLogic Limited (the “Company”), hereby appoints DAVID GAVAGAN, or failing him, BRIAN HADFIELD, or instead of either of them ____________________________________, as proxy with power of substitution, to attend and vote for the undersigned at the Annual Meeting of Shareholders of the Company to be held on Monday, May 17, 2010 at the D4 Berkeley Hotel, Pembroke Road, Ballsbridge, Dublin 4, Ireland at the hour of 2:00 p.m. (Dublin time), and at any adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of Thomas Byrne as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

2.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of Geoffrey Finlay as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

3.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of David M. J. Gavagan as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

4.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of Brian Hadfield as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

5.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of James Wallace as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

6.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR authorizing the appointment of auditors, Grant Thornton Ireland, to hold office until the next Annual Meeting of Shareholders or until a successor is appointed, and authorizing the directors to fix the auditor’s remuneration.

If any amendments or variations to the matters identified above or in the Notice of Meeting are proposed at the meeting or any adjournment(s) thereof, or if any other matters properly come before the meeting or any adjournment(s) thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person or persons voting the proxy.

TO BE VALID, THIS PROXY MUST BE SIGNED AND DEPOSITED WITH EQUITY TRANSFER & TRUST COMPANY, 400-200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1 or by fax at (416) 595-9593, PRIOR TO 4:30 PM (TORONTO TIME) ON MAY 13, 2010, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNMENT OF THE MEETING.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED________ the day of _________________, 2010.
_______________________________

Name of Shareholder (Please Print)

_______________________________

Signature of Shareholder

NOTES:

(1)
A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)	If an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

(3)	Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information relating to the meeting.

(4)
If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5)	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.

(6)
A "WITHHOLD" option has been included in the proxy to enable a shareholder to abstain on any particular resolution. It should be noted that a "WITHHOLD" vote is not a vote in law and will not be counted in the calculation of the proportion of votes “FOR” and “AGAINST” a resolution.